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SEC FILE NUMBER 333-91436

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):
☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K
☑ Form 10-Q       ☐ Form 10-D       ☐ Form N-SAR      ☐ Form N-CSR
For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Ecology Coatings, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
35980 Woodward Avenue, Suite 200
Address of Principal Executive Office (Street and Number)
Bloomfield Hills, Michigan 48304
City, State and Zip Code

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PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On July 30, 2007 the Registrant, then named OCIS Corporation, completed its merger with Ecology Coatings, Inc. For accounting purposes, this transaction was deemed a reverse merger, with Ecology Coatings being the accounting acquirer. The Registrant filed a Current Report on Form 8-K with respect to the transaction on August 1, 2007, and subsequently amended the Current Report on Form 8-K/A on August 8, 2007.
As a result of the reverse merger, the historical financial statements of Ecology Coatings, Inc. must be consolidated with the Registrant’s historical financial statements. In light of this, the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 3007 cannot be filed with the Securities and Exchange Commission at this time without unreasonable effort or expense. The complex accounting issues presented by the transaction have delayed management’s preparation of the consolidated financial statements, and, in turn, the Registrant’s certifying accounting firm’s review thereof.
The Registrant anticipates filing such Quarterly Report on Form 10-QSB on or before August 19, 2007, the fifth calendar day following the prescribed due date, as permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Adam S. Tracy, Esq.	248	723-2223

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
       ☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
       ☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Pursuant to the Agreement and Plan of Merger executed July 30, 2007, the Registrant issued approximately thirty-one million eight hundred thousand (31,800,000) shares of the Registrant’s common stock to Ecology Coatings, Inc. and its shareholders in exchange for 100% of the outstanding capital stock of Ecology Coatings, Inc. Following the transaction, the shareholders of Ecology Coatings, Inc. owned approximately 95.2% of the Registrant. For accounting purposes, this transaction was deemed a reverse merger, with Ecology Coatings, Inc. being the accounting acquirer. Accordingly, the results of operations of Ecology Coatings, Inc. must be included in the Registrant’s consolidated results of operations for the quarter ended June 30, 2007. We anticipate those results will include a net loss of $1,441,356 on total revenues from operations of $10,417 and $1,396,144 in operating expenses versus a net loss of $106,356 on total revenues from operations of $10,417 and $116,773 in operating expenses for third quarter 2006.
Ecology Coatings, Inc.
(Name of Registrant as Specified in Charter)
     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2007	By:	/s/ F. Thomas Krotine
F. Thomas Krotine
	Title:	Chief Executive Officer and President

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